Exhibit 99.3

Confirmatory Agreement

This Confirmatory Agreement (this “Agreement”) is made and entered into this 15th day of July, 2014 by and between Net Element, Inc. a Delaware corporation (the “Borrower”), and Cayman Invest, S.A. (the “Lender”).

Reference is made to that Secured Convertible Senior Promissory Note (the “Note”) issued on April 21, 2014 by Borrower in favor of Lender.

All defined terms not defined herein shall have the same meaning ascribed to them in the Note.

WHEREAS:

(a)	a Qualified Financing (as defined in Section 5.2 of the Note) has occurred;
(b)	Pursuant to Section 2.1 of the Note, the entire outstanding Original Principal Sum of the Note has been automatically converted, into common shares of Net Element, Inc. (the “Shares”);
(c)	Borrower and Lender wish to confirm the methodology and calculation of the Shares issuable to Lender as a result of such conversion;

NOW THEREFORE, the Parties hereto agree as follows:

1.	Notwithstanding the provisions of Section 2.4 or any other applicable provisions in the Note, Borrower and Lender agree that total number of Shares due to Lender in full and final settlement of the 15% share issuance as a result of the conversion is 5,569,158.

2.	Lender confirms that, upon issuance of the said 5,569,158 Shares to Lender, Borrower shall be deemed to have fully and finally satisfied all obligations pursuant to the Note.

3.	In the event of a conflict between the terms and provisions of the Note and the terms and provisions of this Agreement, the terms and provisions of this Agreement shall prevail.

4.	All the terms and provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto, their respective successors, assigns and legal representatives. Whenever in this Agreement any of the parties hereto is referred to, such reference shall be deemed to include the successors and assigns of such party. The terms of this Agreement may be amended, waived or modified only upon the written consent of both the Borrower and the Lender.

5.	This Agreement may be executed in two or more counterparts, each of which shall constitute an original, but all of which when taken together shall constitute but one agreement. Facsimile copies of signatures or copies of the signatures transmitted via electronic mail in .pdf format shall constitute original signatures for all purposes of this Agreement and any enforcement hereof.

IN WITNESS WHEREOF, Borrower and Lender have caused this Agreement to be duly executed by their duly authorized officer, all as of the day and year first above written.

BORROWER:		LENDER:
NET ELEMENT, INC.		CAYMAN INVEST, S.A.

By:	/s/ Oleg Firer	By:	/s/ Anvar Mametov

Name:	Oleg Firer	Name:	Anvar Mametov

Title:	Chief Executive Officer	Title: